UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2005

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

The Norinchukin Bank

Mitsubishi UFJ Financial Group, Inc.

UFJ NICOS Co., Ltd.

Execution of the Basic Agreement

regarding the Strategic Business and Capital Alliance in Retail Business

between The Norinchukin Bank and Mitsubishi UFJ Financial Group

Tokyo, November 14, 2005- The Norinchukin Bank (“Norinchukin”; President and CEO: Hirofumi Ueno), Mitsubishi UFJ Financial Group, Inc. (“MUFG”; President and CEO: Nobuo Kuroyanagi), and UFJ NICOS Co., Ltd. (“UFJ NICOS”; President and Representative Director: Kazuhiro Omori) have continued consultation and preparation for the strategic business and capital alliance after reaching basic consensus on September 22, 2005, and have today executed a basic agreement as follows:

I. Business Alliance

(1)	Norinchukin and each contracting party of MUFG have formally entered into basic agreements concerning those business alliances which were basically agreed upon on September 22, 2005.

(2)	The parties will continue to discuss the matter in greater detail and shall enter into supplemental contracts on newly agreed terms as necessary.

II. Capital Alliance

(1)	In relation to the capital alliance between Norinchukin and UFJ NICOS, today Norinchukin has formally entered into the agreement to purchase 50,000,000 shares of First Series Class I Stock of UFJ NICOS held by UFJ Bank Limited at fair market value, from UFJ Bank Limited. The purchase of the shares will take place in November. On and after the capital alliance, there will be no change to the current policy of UFJ NICOS to continue to list its shares on a stock exchange.

(2)	In relation to the capital alliance between Norinchukin and MUFG, both parties will continue discussions on the method of the investment.

Contacts:

The Norinchukin Bank	Public Relations Division	81-3-5222-2019

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

UFJ NICOS Co., Ltd.	Public Relations Department	81-3-3817-1094